Exhibit 99.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF COSTAMARE BULKERS HOLDINGS LIMITED
PURSUANT TO
THE REPUBLIC OF THE MARSHALL ISLANDS
BUSINESS CORPORATIONS ACT
ADOPTED APRIL 15, 2025 (the “Effective Date”)

ARTICLE I

Name

SECTION 1.01.          Name.  The name of the corporation is Costamare Bulkers Holdings Limited (the “Corporation”).

ARTICLE II

Address; Registered Agent

SECTION 2.01.          Address; Registered Agent.  The registered address of the Corporation in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc. However, the Board of Directors of the Corporation (the “Board of Directors”) may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world. The Corporation may transfer its corporate domicile from the Republic of the Marshall Islands to any other place in the world.

ARTICLE III

Purpose

SECTION 3.01.          Purpose.  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the laws of the Republic of the Marshall Islands Business Corporations Act (the “BCA”) and without in any way limiting the generality of the foregoing, the Corporation shall have the power:

(a)          to purchase or otherwise acquire, own, use, operate, pledge, hypothecate, mortgage, lease, charter, sub-charter, sell, build and repair steamships, motorships, tankers, sailing vessels, tugs, lighters, barges and all other vessels and craft of any and all motive power whatsoever, including landcraft and any and all other means of conveyance and transportation by land or water, together with engines, boilers, machinery, equipment and appurtenances of all kinds, including masts, sails, boats, anchors, cables, tackle, furniture and all other necessities thereunto appertaining and belonging, together with all materials, articles, tools, equipment and appliances necessary, suitable or convenient for the construction, equipment, use and operation thereof; and to equip, furnish and outfit such vessels and ships;

(b)          to carry on its business, to have one or more offices, and/or exercise its powers in foreign countries, subject to the laws of the particular country;

(c)          to borrow or raise money and contract debts, when necessary, for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures and other instruments and evidences of indebtedness, either secured by mortgage, pledge, deed of trust or otherwise, or unsecured;

(d)          to purchase or otherwise acquire, hold, own, mortgage, sell, convey or otherwise dispose of real and personal property of every class and description; and

(e)          to act as agent and/or representative of shipowning companies.

ARTICLE IV

Capital Stock

SECTION 4.01.          Authorized Capital Stock.  The total number of shares of capital stock that the Corporation shall have authority to issue is 1,100,000,000 registered shares, consisting of 1,000,000,000 registered shares of common stock, par value of US$0.0001 per share (“Common Stock”), and 100,000,000 registered shares of preferred stock, par value of US$0.0001 per share (“Preferred Stock”).

SECTION 4.02.          Preferred Stock.  The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding.

SECTION 4.03.          No Preemptive Rights.  Shareholders of the Corporation’s common stock shall have no conversion, redemption or preemptive rights to subscribe to any of the Corporation’s securities.

ARTICLE V

Board of Directors; Shareholders; Bylaws

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its Board of Directors and of its shareholders or any class thereof, as the case may be, it is further provided that:

A.	Board of Directors.

SECTION 5.01.          Powers; Number of Directors.  The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the entire Board of Directors shall be fixed by the Board of Directors in the manner provided in the Amended and Restated Bylaws of the Corporation (the “Bylaws”).

SECTION 5.02.          Election of Directors.  The Board of Directors shall be divided into three classes, designated Class I, Class II and Class III. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors such that Class I, Class II and Class III shall each consist of an equal number of directors to the extent practicable. At the first annual meeting of shareholders following the Effective Date, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of shareholders following the Effective Date, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of shareholders following the Effective Date, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election. Cumulative voting, as defined in Division 7, Section 71(2) of the BCA, shall not be used to elect directors.

SECTION 5.03.          Change in Number of Directors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain a number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

SECTION 5.04.          Removal of Directors.  (a) Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the Bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the Bylaws), any director or the entire Board of Directors may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Corporation entitled to vote generally in the election of directors cast at a meeting of the shareholders called for that purpose. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of this Section 5.04 shall not apply with respect to the director or directors elected by such holders of Preferred Stock.

(b)         In order to remove a director, a special meeting shall be convened and held in accordance with these Amended and Restated Articles of Incorporation and the Bylaws. Notice of such a meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and be served on such director not less than 14 days before the meeting and at such meeting the director shall be entitled to be heard on the motion for such director’s removal.

(c)          For the purpose of this Section 5.04, “cause” means (i) conviction of a felony, indictable offense or similar criminal offense or (ii) breach of duty of loyalty to the Corporation or other wilful misconduct that results in material injury (monetary or otherwise) to the Corporation or any of its subsidiaries

SECTION 5.05.          Vacancies.  Any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall be filled by a majority of the members of the Incumbent Board then in office, even though less than a quorum of the Board of Directors, and not by the shareholders. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled. Any director elected in accordance with this section shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. The “Incumbent Board” shall mean those directors of the Corporation who, as of the Effective Date, constitute the Board of Directors of the Corporation; provided that (i) any person becoming a director subsequent to such date whose election, or nomination for election by the Corporation’s shareholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board or (ii) any person appointed by the Incumbent Board to fill a vacancy, shall also be considered a member of the Incumbent Board of the Corporation.

B.	Action by Shareholders.

SECTION 5.06.          Special Meetings.  Special meetings of the shareholders of the Corporation, for any purpose or purposes, may be called at any time by the Chief Executive Officer of the Corporation or Chairman of the Board of Directors and shall be called by the Chief Executive Officer or the Secretary of the Corporation at the request in writing of a majority of the Board of Directors. Special meetings of the shareholders of the Corporation may not be called by any other person or persons.

SECTION 5.07.          No Shareholder Action Without A Meeting.  Except as provided in Section 5.08, no action shall be taken by the shareholders of the Corporation except at a duly called annual or special meeting of shareholders of the Corporation.

SECTION 5.08.          Shareholder Action By Unanimous Written Consent.  Any action required to be taken or which may be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

SECTION 5.09.          Advance Notice.  Advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws.

C.	Bylaws.

SECTION 5.10.          Amendment by the Board of Directors.  In furtherance and not in limitation of the powers conferred by the laws of the Republic of the Marshall Islands, the Board of Directors is expressly authorized to make, adopt, alter, amend, change or repeal the Bylaws by resolutions adopted by the affirmative vote of a majority of the entire Board of Directors, subject to any Bylaw requiring the affirmative vote of a larger percentage of the members of the Board of Directors.

SECTION 5.11.          Amendment by Shareholders.  Shareholders may not make, adopt, alter, amend, change or repeal the Bylaws except upon the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VI

Perpetual Existence

SECTION 6.01.          Perpetual Existence.  The Corporation is to have perpetual existence.

ARTICLE VII

Limitation of Director Liability

SECTION 7.01.          Limitation of Director Liability.  A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except, if required by the BCA, as amended from time to time, for (a) liability for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (c) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article VII shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VII, would accrue or arise, prior to such amendment or repeal.

ARTICLE VIII

Amendment; Repeal

SECTION 8.01.          Amendment; Repeal.  The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the shareholders herein are granted subject to this reservation. Notwithstanding the foregoing, no amendment, alteration, change or repeal may be made to Article V or this Article VIII without the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.